Exhibit 4.1

Second Amendment to the Amended and Restated Preferred Shares

Rights Plan, dated November 1, 2006

SECOND AMENDMENT TO THE AMENDED AND RESTATED PREFERRED

SHARES RIGHTS AGREEMENT

Pursuant to Section 27 of the Amended and Restated Preferred Shares Rights Agreement (the “Agreement”), dated August 6, 1999 (as amended on October 28, 2002), between Quantum Corporation, a Delaware corporation (the “Company”), and Computershare, Inc., as rights agent (the “Rights Agent”), successor to Harris Trust and Savings Bank, the Company and the Rights Agent hereby amend the Agreement as of November 1, as provided below:

1. The definition of “Acquiring Person” in Section 1 of the Agreement shall be amended and restated in its entirety as follows:

“(a) “Acquiring Person” shall mean any such Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of (i) 20% or more of the DSSG Common Shares then outstanding or (ii) 20% or more of the HDDG Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan; provided, however, that Private Capital Management, Inc. and its Affiliates and Associates shall not be deemed to be an Acquiring Person until such time as Private Capital Management, Inc. and its Affiliates and Associates shall be the Beneficial Owner of (i) 25% or more of the DSSG Common Shares outstanding or (ii) 25% or more of the HDDG Common Shares then outstanding, or until such time as Private Capital Management, Inc. or its Affiliates or Associates announce a tender offer to acquire (i) 25% or more of the DSSG Common Shares outstanding or (ii) 25% or more of the HDDG Common Shares outstanding and (the “Limitations”). Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as a result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to (i) 20% or more of the DSSG Common Shares then outstanding or (ii) 20% or more of the HDDG Common Shares then outstanding (or with respect to Private Capital Management, Inc. and its Affiliates and Associates, increases such proportionate number of shares to (i) 25% or more of the DSSG Common Shares then outstanding or (ii) 25% or more of the HDDG Common Shares then); provided, however, that if a Person shall become the Beneficial Owner of (i) 20% or more of the DSSG Common Shares then outstanding or (ii) 20% or more of the HDDG Common Shares then outstanding (or with respect to Private Capital Management, Inc. and its Affiliates and Associates, shall become the Beneficial Owner of (i) 25% or more of the DSSG Common Shares then outstanding or (ii) 25% or more of the HDDG Common Shares then outstanding) by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own (i) 20% or more of the DSSG Common Shares then outstanding or (ii) 20% or more of the HDDG Common Shares then outstanding (or with respect to Private Capital Management, Inc. and its Affiliates and Associates, does not beneficially own (i) 25% or more of the DSSG Common Shares then outstanding or (ii) 25% or more of the HDDG Common Shares then outstanding). Notwithstanding the foregoing, (i) if the Company’s Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the forgoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of (x) 20% or more of the DSSG Common Shares then outstanding or (y) 20% or more of the HDDG Common Shares then outstanding (or with respect to Private Capital Management, Inc. and its Affiliates and Associates, is the Beneficial Owner of (x) 25% or more of the DSSG Common Shares then outstanding or (y) 25% or more of the HDDG Common Shares then outstanding), such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of (i) 20% or more of the DSSG Common Shares then outstanding or (ii) 20% or more of the HDDG Common Shares then outstanding (or with respect to Private Capital Management, Inc. and its Affiliates and Associates, is not then the Beneficial Owner of (i) 25% or more of the DSSG Common Shares then outstanding or (ii) 25% or more of the HDDG Common Shares then outstanding). Notwithstanding the foregoing provisions of this Section 1(a) to the contrary, at such time as any Person and its Affiliates and Associates acquire any of the Company’s 4.375% convertible subordinated notes due in 2010 (the “Convertible Notes”), such Person and its Affiliates and Associates may beneficially own a number of Common Shares (including the Convertible Notes and any other securities of the Company exercisable or exchangeable for or convertible into Common Shares) equal to no more than 25% of the outstanding Common Shares only for so long as all Common Shares and any other securities of the Company beneficially owned by such Person and its Affiliates and Associates (including those described in Section 1(d)(ii) below), other than the Convertible Notes, equal less than 20% of the outstanding Common Shares. For purposes of clarity, at such time, if at all, as any Person or such Person’s Affiliates or Associates converts any Convertible Notes that they may beneficially own into Common Shares, the Common Shares issued upon conversion of such converted Convertible Notes shall be deemed to be “Common Shares” for purposes of any determination of whether such Person and its Affiliates and Associates is an “Acquiring Person”, and such shares shall not be deemed to represent “Convertible Notes”.

2. Section 21, entitled “Change of Rights Agent,” shall be amended and restated in its entirety as follows:

“The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and, at the expense of the Company, to the holders of the Rights Certificates by first-class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

3. A new Section 35, entitled “Force Majeure,” shall be added to the Agreement as follows:

“Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

Except as amended hereby, the provisions of the Rights Agreement shall remain as stated.

The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company, hereby certifies to the Rights Agent that this amendment is in compliance with the terms of Section 27 of the Agreement.

QUANTUM CORPORATION

By:	/s/ Richard Belluzzo
Name:	Richard Belluzzo
Title:	President and Chief Executive Officer

Acknowledged and Agreed:

COMPUTERSHARE, INC. as Rights Agent

By:	/s/ Edward Gurgul
Name:	Edward Gurgul
Title:	Senior Relationship Manager